Exhibit 4.2

English Language Summary

 Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A.

          On October 15, 2018, TIM S.A., or TIM, and TIM Celular S.A., or TIM Celular, entered into a Protocol of Merger and Justification by means of which TIM Celular was merged into TIM in order to consolidate the telecommunication services through the licenses SMP (personal mobile service), STFC (commutated fixed telephonic service) and SCM (multimedia communication service), as well as the added-value services and other economic activities performed by both companies.

          The integration of both companies’ operations has the purpose of promoting operational and financial synergies, enhancing the competitiveness of the companies in the market, and implementing a more efficient structure of accounting systems and internal controls.

          Upon the completion of the merger, (1) TIM Celular will be extinct, as well as the 38,254,833,561 shares issued by it; (2) TIM Celular’s shareholder will receive shares issued by TIM; and (3) TIM will be the successor of all of TIM Celular’s rights and obligations.

          The criteria used for the evaluation of TIM Celular’s net equity to be merged into TIM is the accounting value accrued based on TIM Celular’s balance sheet dated as of September 30, 2018. TIM Celular’s net equity was appraised as R$17,035,253,769.34.

          TIM Celular’s net equity will be allocated into TIM’s net equity accounts as follows: (i) R$9,434,215,719.87 into the capital stock; (ii) R$30,600,309.64 into the capital reserve; (iii) R$7,110,252,722.96 into the profits reserve; and (iv) R$460,185,016.87 into accumulated losses or profits. Upon the approval of the merger, TIM’s capital stock will be increased to R$13,476,171,764.87 upon the issuance of 38,254,833,561 new common shares. The share exchange rate of shares issued by TIM Celular to shares issued by TIM will be of one-to-one share.

                The completion of the merger was subject to the approval by the shareholders of both companies.